

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2012

Via E-mail
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re: Li3 Energy, Inc.**
> **Amendment 6 to Registration Statement on Form S-1**
> **Filed February 23, 2012**
> **File No. 333-175329**

Dear Mr. Saenz:

We have reviewed your amended registration statement and have the following comments.

General

1. Please revise your disclosures throughout the filing where you discuss the Maricunga Companies to also disclose, as currently disclosed on page F-9, that the minority shareholders have not made their required payments to you and the shares will be sold via a public auction by a Chilean court. In addition, please enhance your disclosures in MD&A to discuss how this will impact you, including but not limited to historical and future operations, liquidity and cash flows.

Operational Update, page 39

2. Please disclose the consequences of the January 31, 2012 registration deadline not being met.

Legal Proceedings, page 75

3. You disclose that you are currently not aware of any pending legal proceedings to which you are a party or of which any of your property is the subject, nor are you aware of any such proceedings that are contemplated by any governmental authority. Please help us understand why you did not include disclosure related to the Chilean court's future sale of the shares owned by the minority shareholders of the Maricunga

Companies as noted on page F-9. Similarly revise your disclosures in your future 1934 Act filings.

Financial Statements for the Period Ended December 31, 2011, page F-1

Note 4 – Mineral Rights, page F-8

4. You disclose on page F-9 that the minority shareholders of the Maricunga Companies have not made their required payments, and thus their shares will be sold via a public auction in Chile by a Chilean court. Please tell us whether you determined that this was a triggering event that would require you to test these long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. Refer to ASC 360-10-35-21. In addition, please enhance your disclosure to further explain why you expect that the aggregate bid price to acquire the shares will be, at a minimum, the amount the minority shareholders were required to contribute to you. Similarly revise your disclosures in your future 1934 Act filings.

Legal Opinion

5. Because only common stock is being registered for resale, please revise the first paragraph of the opinion to remove the statement that warrants are being registered in this offering. Additionally, please reconcile the opinion, which states that there are 42,797,918 shares outstanding being registered with the registration statement that states there are 42,797,958 such shares.

6. Please consent to being named in the Registration Statement under the Legal Matters section.

7. Please remove the last sentence of the opinion.

Exhibit Index, page II-8

8. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 51283 (March 1, 2005). Accordingly, please revise this disclaimer to state that the company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading. Please also remove the first two sentences of the bolded disclaimer.

9. We note your statements in the second sentence that the representations and warranties "have been made," and in the second bullet point that the representations and warranties "have been qualified." Please revise both statements to ensure that they reflect that the representations and warranties were made and qualified at the time of entry into the agreement. Please also delete the word "solely."

10. In your response letter, please confirm that except with respect to any schedules or similar attachments to agreements you are not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, you will file all related schedules and attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at

(202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director